CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

        April 14, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES ROCA MINES DRILLING RESULTS

HIGHLIGHTING 2.49 METRE INTERVAL GRADING 379.6 g/t SILVER

AND 2.238 g/t GOLD AT NUEVO MILENIO

Vancouver, BC – April 14, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce that that Roca Mines (“Roca”) has received the final assay results from a single drillhole at the Once Bocas target at Creams Nuevo Milenio silver-gold project. The project is located near Tepic in the state of Nayarit, Mexico.

Drilling Highlights:

•

Drillhole NM-10-05 intersected several intervals of silver-gold mineralization at Once Bocas, returning a near-surface interval of 12.19 metres averaging 90.9 g/t Ag and 0.496 g/t Au (including 2.49 metres grading 379.6 g/t Ag and 2.238 g/t Au), two intermediate intervals, and a lower 4.07 metre interval averaging 114.5 g/t Ag and 0.311 g/t Au; and,

•

Once Bocas has had very limited drilling to date, however the recent results highlight mineralization extends beyond discreet veins and into appreciable zones of altered wallrock, locally containing quartz stockworks and sheeted veinlets.

Once Bocas Zone

Once Bocas is a broad, moderate to intense argillic alteration zone that includes numerous well-developed quartz stockworks and several discrete veins.  The zone has a minimum strike length of 350 metres, its vertical dimension is more than 150 metres and its width at surface is approximately 100 metres. Additional surface showings to the northwest and southeast along strike suggest that the Once Bocas zone could have an overall strike length well in excess of 1,000 metres.

Drillhole NM-10-05, a twin of Cream hole DDH-06-03, was collared on the central part of the known Once Bocas zone, 550 metres west-southwest of drillhole NM-10-01.  Hole NM-10-05 successfully cut the zone returning multiple intersections of low-grade silver-gold mineralization within which high-grade silver-gold veins occur.  The following table compares previous sample intervals and assays with those from drillhole NM-10-05 of the 2010 program.

Table 1: Comparison of DDH-06-03 and NM-10-05 (Once Bocas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-06-03	18.00	30.00	12.00	109.6	1.170
including	26.00	28.00	2.00	471.7	5.479
And	132.00	146.00	14.00	18.7	0.135
And	186.00	188.00	2.00	46.0	0.136
NM-10-05	18.30	30.49	12.19	90.9	0.496
including	25.61	28.10	2.49	379.6	2.238
including	26.55	28.10	1.55	568.2	3.327
And	108.23	112.80	4.57	27.3	0.174
And	125.00	134.15	9.15	40.6	0.110
including	131.10	134.15	3.05	92.2	0.128
And	245.93	250.00	4.07	114.5	0.311
including	246.95	248.48	1.53	227.0	0.713

Nuevo Milenio Geologic Setting

Nuevo Milenio is a low-sulphide epithermal camp that is hosted by a sequence of intermediate to felsic volcanic flows, tuffs and breccias within a large collapsed caldera setting. The three principal northwest-trending vein systems on the property are Dos Hornos-Veta Tomas, Once Bocas and Chacuaco-Cafetal. Previous exploration drilling defined the Dos Hornos-Veta Tomas system over a strike length of approximately 1300 metres and the Once Bocas system over a strike length of 350 metres. Surface exploration and drilling has indicated that the systems are open in all directions.

Roca is currently reviewing its recent exploration results in context with historic information collected by Cream Minerals Ltd.  Updated geological maps and sections are being prepared and a summary of that review and near-term exploration plans at Nuevo Milenio will be described shortly in a news release.

All diamond drilling for the program has been carried out by Falcon Perforaciones Mexico, S.A. de C.V.  All assaying has been conducted by ACME Analytical Laboratories of Vancouver, BC. Samples were analyzed for 36 elements using four-acid digestion ICP-ES and for gold and silver using fire assay fusion with ICP-ES finish. Over-limits for gold and silver were re-assayed using a gravimetric finish.

Bob Lane, P.Geo is the NI 43-101 qualified person responsible for the supervision of the drilling and sampling program and the preparation of this news release.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.